CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectuses and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated March 31, 2026, and each included in this Post-Effective Amendment No. 170 to the Registration Statement (Form N-1A, File No. 2-88816) of BNY Mellon Strategic Funds, Inc. (the “Registration Statement”).

We also consent to the incorporation by reference of our reports dated January 22, 2026, with respect to the financial statements and financial highlights of BNY Mellon Global Stock Fund and BNY Mellon International Stock Fund (two of the funds constituting BNY Mellon Strategic Funds, Inc.) included in the Annual Reports to Shareholders (Form N-CSR) for the year ended November 30, 2025, into this Registration Statement, filed with the Securities and Exchange Commission.

  /s/ ERNST & YOUNG LLP

New York, New York

March 26, 2026